UNITED OVERSEAS BANK
大華銀行



United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN/UOB2010/UOB-A17/sc/at

15 July 2010

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

APPOINTMENT OF DIRECTORS

We wish to inform you that Mr Franklin Leo Lavin and Mr Willie Cheng Jue Hiang have been appointed as Directors of the Board of United Overseas Bank Limited with effect from 15 July 2010.

Our announcement of today's date on their appointment is attached.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

APPOINTMENT OF DIRECTORS

Singapore, 15 July 2010 – United Overseas Bank Limited is pleased to announce the appointment of Mr Franklin L. Lavin and Mr Willie Cheng Jue Hiang as non-executive independent directors to its Board with effect from 15 July 2010.

Franklin L. Lavin
Mr Lavin, 52, is currently Chairman of the Public Affairs Practice for Edelman Asia Pacific where he works with companies across the region. He has wide experience in government having served as Under Secretary for International Trade at the Department of Commerce (2005-2007) and US Ambassador to Singapore (2001-2005) where he helped to negotiate the landmark US-Singapore Free Trade Agreement. He had also held senior finance and management positions in Citibank, Bank of America and Cushman & Wakefield Investors Asia. Mr Lavin is fluent in Mandarin and is now based in Hong Kong. He is the Chairman of the Steering Committee of the Shanghai 2010 World Expo USA Pavilion.

Mr Lavin has a Bachelor of Science from the School of Foreign Service at Georgetown University, a Master of Science in Chinese Language and History from Georgetown University, a Master of Arts in International Relations and International Economics from the School of Advanced International Studies at the Johns Hopkins University and a Master of Business Administration in Finance at the Wharton School at the University of Pennsylvania.

Willie Cheng Jue Hiang
Mr Cheng, 56, is currently a director of Singapore Press Holdings, Singapore Health Services, Integrated Health Information Systems and NTUC Fairprice Cooperative. He has a strong background in accounting, finance and infocomm technology. He retired as managing partner of Accenture after 26 years with the global management and technology consulting firm. He also brings his experience to non-profit organisations, serving as a director of NTUC Fairprice Foundation, Singapore Cooperation Enterprise, Council for Third Age and Asia Philanthropic Ventures, Chairman of the Lien Centre for Social Innovation and Caritas Singapore Community Council, and as treasurer of the Singapore Golf Association.

Mr Cheng has a Bachelor of Accountancy (First Class Honours) from the University of Singapore. He is Fellow of the Institute of Certified Public Accountants of Singapore and the Singapore Institute of Directors, and Honorary Fellow of the Singapore Computer Society.



Vivien Chan (Mrs)
Group Secretary